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FORM 3
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Perrone                            Peter                  J.
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   (Last)                            (First)              (Middle)

c/o Goldman, Sachs & Co.
85 Broad Street
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                                    (Street)

New York                             New York              10004
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    2/19/03

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Vixel Corporation (Nasdaq: VIXL)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)           (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

====================================================================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
1. Title of    2. Date Exercisable    3. Title and Amount                   4. Conversion or   5. Ownership Form       6. Nature of
   Derivative     and Expiration         of Securities                         Exercise Price     of Derivative           Indirect
   Security       Date                   Underlying Derivative                 of Derivative      Securities: Direct      Beneficial
   (Instr. 4)     (Month/Day/Year)       Security (Instr. 4)                   Security           (D) or Indirect (I)     Ownership
                                                                                                  (Instr. 5)              (Instr. 5)
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                 Date      Expiration         Title            Amount or
              Exercisable     Date                             Number of
                                                                Shares
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Series B       (2) Immed.   (2)               Common Stock,    2,863,524       (2)                    I(1)                (1)
Convertible                                   par value
Preferred                                     $0.0015 per
Stock                                         share
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Warrants       (3)          (3)               Common Stock,      859,058       (3)                    I(1)                (1)
to Purchase                                   par value
Common Stock                                  $0.0015 per
                                              share
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====================================================================================================================================

Explanation of Responses:

                                           By: /s/ Edward T. Joel
                                               ---------------------------------
                                               ** Signature of Reporting Person
                                                  Attorney-in-fact

                                               February 28, 2003
                                               ---------------------------------
                                               Date

*     If the form is filed by more than one Reporting Person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Item 1:  Peter J. Perrone
         Goldman, Sachs & Co.
         85 Broad Street
         New York, NY 10004

Item 2:  February 19, 2003

Item 4:  Vixel Corporation (Nasdaq: VIXL)

Explanation of Responses:

(1) The Reporting Person is a Vice President of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

      As of February 19, 2003, GS Group may be deemed to own beneficially and directly an aggregate of 1,861,291 shares of common stock (the "Common Stock") par value $0.0015 per share of Vixel Corporation (the "Company") consisting of 1,431,762 shares of Series B Convertible Preferred Stock of the Company ("Series B Preferred Stock") which are convertible into 1,431,762 shares of Common Stock and warrants (the "Warrants') to purchase 429,529 shares of Common Stock.

      As of February 19, 2003, Goldman Sachs and GS Group may be deemed to own beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock consisting of 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and Warrants to purchase 429,529 shares of Common Stock, through an investment partnership (the "Limited Partnership") of which an affiliate of Goldman Sachs and GS Group is the general partner. The securities reported herein as indirectly beneficially owned are owned directly by GS Group and/or the Limited Partnership. Goldman Sachs also has open short positions of 200 shares of Common Stock.

(2) Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into one (1) fully paid and nonassessable share of Common Stock, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion. The Certificate of Designation, Preferences and Rights of the Series B Preferred Stock contains customary anti-dilution protection for the shares of Series B Preferred Stock. The Series B Preferred Stock shall, upon the occurrence of certain events, be automatically converted into Common Stock pursuant to the terms of the Certificate of Designation, Preferences and Rights of the Series B Preferred Stock. The Series B Preferred Stock may, at the option of the holders thereof, be redeemed by the Company, at any time on or after February 14, 2010. The number of shares of Common Stock underlying the Series B Preferred Stock increases as dividends accumulate on the Series B Preferred Stock.

(3) The warrants are exercisable, in whole or in part, at any time after August 14, 2003 until and including February 13, 2008 at an exercise price of $2.63 per share.

Item 1:  Peter J. Perrone
         Goldman, Sachs & Co.
         85 Broad Street
         New York, NY 10004

Item 2:  February 19, 2003

Item 4:  Vixel Corporation (Nasdaq: VIXL)

                                POWER OF ATTORNEY

      The undersigned does hereby appoint Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for his and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

      This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      In witness thereof the undersigned hereunto signed his name this 22nd day of February, 2003

                                       /s/ Peter J. Perrone
                                       -------------------------------
                                       Peter J. Perrone